Catalyst Lighting Group, Inc.
936A Beachland Boulevard, Suite 13
Vero Beach, Florida 32963
Telephone: (772) 231-7544
Facsimile: (772) 231-5947

January 11, 2008

Mr. John D. Reynolds, Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Catalyst Lighting Group, Inc.
Registration Statement on Form 10-SB
Filed December 7, 2007
File No. 000-50385

Ladies and Gentlemen:

This letter is in response to the SEC comment letter dated January 7, 2008 with respect to the above referenced registration statement filed by Catalyst Lighting Group, Inc. on December 7, 2007.

On this date, we have filed with the SEC via EDGAR our Amendment No. 1 to Form 10-SB.

To facilitate your response of our reply, each of the numbered paragraphs below correspond to the same numbered comment in the SEC comment letter dated January 7, 2008. We have also attached to this correspondence marked copies of those pages in the amended Form 10-SB that were revised in response to the SEC comment letter.

<u>Part II, Item 3. Changes in and Disagreements with Accountants, page 31</u>

1. We have revised the first paragraph of Part II, Item 3 to delete references to the 2005 financial statements and to disclosure that Hein did not issue reports on the Company's financial statements for the years ended September 30, 2006 and 2007.

2. We have revised the second paragraph of Part II, Item 3 to disclose that during the years ended September 30, 2006 and 2007, and during the interim period from October 1, 2007 through October 18, 2007, there were no disagreements with Hein, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Hein, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its audit reports.

3. We have filed as Exhibit 16.1 a conformed copy of Hein's letter to the SEC dated January 10, 2008 wherein Hein states it agrees with the Company's disclosures set forth in Part II, Item 3.

In connection with the filing of the enclosed Amendment No. 1 to Form 10-SB, Catalyst Lighting Group, Inc. hereby acknowledges that:

- Catalyst is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- Catalyst may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions, comments or other correspondence with respect to the Company's response to the SEC comment letter or the Form 10-SB, Amendment No.1, please kindly direct such questions, comments and correspondence to Kevin R. Keating, CEO, at the address, telephone and fax number set forth above, with a copy to Frederic M. Schweiger, who is authorized to discuss this filing directly with the SEC:

Frederic M. Schweiger
2395 Woodglen Drive
Aurora, IL 60502
(630) 692-0640 telephone
(630) 692-0647 fax

Thank you in advance for your cooperation in this matter.

Sincerely,

Catalyst Lighting Group, Inc.

By : /s/ Kevin R. Keating
Kevin R. Keating, CEO

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB, AMENDMENT NO. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-50385

CATALYST LIGHTING GROUP, INC.
(Name of Small Business Issuer in its charter)

Delaware (State or other jurisdiction of incorporation or formation)	36-4611496 (I.R.S. employer identification number)
936A Beachland Boulevard, Suite 13 Vero Beach, Florida (Address of principal executive offices)	32963 (Zip Code)

Issuer's telephone number: (772) 231-7544

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each Exchange on which each class is to be registered
None	N/A

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class

Common Stock, $0.0001

individuals having net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of our securities to buy or sell in any market.

Item 2. Legal Proceedings

Presently, there are not any material pending legal proceedings to which the Company is a party or as to which any of its property is subject, and no such proceedings are known to the Company to be threatened or contemplated against it.

Item 3. Changes in and Disagreements with Accountants

On October 18, 2007, the Company dismissed Hein & Associates, LLP ~~at~~ as its accountants. Hein & Associates, LLP did not issue audit reports on the Company's financial statements for the years ended September 30, 2006 and 2007. ~~There were no disagreements with Hein & Associates, LLP, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Hein & Associates, LLP, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its audit report for the fiscal year ended September 30, 2005.~~ A copy of Hein's letter to the Company dated as of October 18, 2007 is attached hereto as Exhibit 16.

During the years ended September 30, 2006 and 2007, and during the interim period from October 1, 2007 through October 18, 2007, there were no disagreements with Hein & Associates, LLP, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Hein & Associates, LLP, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its audit reports. A copy of Hein's letter to the SEC dated as of January 10, 2008 is attached hereto as Exhibit 16.1.

On October 18, 2007, the Company engaged Comiskey & Company, P.C. as its accountants for the fiscal years ended September 30, 2006 and 2007. ~~There are not and have not been any disagreements between the Company and Comiskey & Company, P.C., whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Comiskey & Company, P.C, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its audit report for the fiscal years ended September 30, 2006 and 2007.~~

Item 4. Recent Sales of Unregistered Securities

On September 12, 2007, the Company completed the sale of 1,572,770 shares of Series A Preferred Stock to KIG Investors for a purchase price of $157,277. The shares of Series A Preferred Stock were automatically convertible into the Company's common stock at such time as the Company completed a 1-for-10 reverse stock split ("Reverse Split"). On September 25, 2007, the Company completed a 1-for-10 reverse stock split of its outstanding common stock. As a result of the Reverse Split, the Series A Preferred Stock held by KIG Investors were automatically converted into 2,562,015 shares of common stock, on a post-reverse split basis.

On September 14, 2007, the Company issued Feldman Weinstein & Smith, LLP ("FWS"), former legal counsel to the Company, and Halliburton Investor Relations ("HIR"), the Company's former investor relation firm, an aggregate of 71,086 shares of common stock, on a post-reverse split basis, valued at $7,109 or approximately $0.10 per share, in satisfaction of accrued liabilities totaling $73,260, resulting in income from discharge of indebtedness of $66,151 being recorded.

PART III

Item 1. Index to Exhibits

Exhibit Number	Description
2.1	Certificate of Ownership and Merger, as filed with the Delaware Secretary of State on September 23, 2003
3.1	Certificate of Incorporation, as filed with the Delaware Secretary of State on March 7, 2001
3.2	Certificate of Designation of Series A Convertible Preferred Stock, as filed with the Delaware Secretary of State on August 27, 2007
3.3	Certificate of Amendment of Certificate of Incorporation, as filed with the Delaware Secretary of State on September, 19, 2007
3.4	By-Laws, as amended
10.1	Common Stock Purchase Warrant Issued to John Sanderson dated May 26, 2004
10.2	Common Stock Purchase Warrant Issued to Wilkinson Family Trust dated December 10, 2004
10.3	Securities Purchase Agreement between KIG Investors I, LLC and the Company dated August 22, 2007
10.4	Registration Rights Agreement between KIG Investors I, LLC and the Company dated September 12, 2007
10.5	Settlement and Release Agreement between Feldman Weinstein & Smith, LLP and the Company dated August 21, 2007
10.6	Settlement and Release Agreement between Halliburton Investor Relations and the Company dated August 13, 2007
10.7	Form of Registration Rights Agreement between certain Other Stockholders and the Company dated September 14, 2007
10.8	Settlement and Release Agreement between Laurus Master Fund, Ltd. and the Company dated August 22, 2007
10.9	Registration Rights Agreement between Laurus Master Fund, Ltd. and the Company dated September 14, 2007
10.10	Revolving Loan Agreement between Keating Investments, LLC and the Company dated August 22, 2007
10.11	Consulting Agreement between Garisch Financial, Inc. and the Company dated September 13, 2007
10.12	Agreement between the Company and Vero Management, LLC, dated as of October 1, 2007
16	Change of Registered Accountant Letter dated October 18, 2007
16.1	Former Registered Accountant Letter dated January 10, 2008

Exhibit 16.1 is filed herewith. All other exhibits are contained in the Company's Form 10-SB filed with the SEC on December 7, 2007.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11December 6, 20087

Catalyst Lighting Group, Inc.

By: /s/ Kevin R. Keating
Name: Kevin R. Keating
Title: Chief Executive Officer